October 23, 2019

Tim Dyer
Chief Executive Officer
Addex Therapeutics Ltd.
Chemin des Mines 9,
CH-1202 Geneva,
Switzerland

       Re: Addex Therapeutics Ltd.
           Draft Registration Statement on Form F-1
           Submitted September 24, 2019
           CIK No. 0001574232

Dear Mr. Dyer:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form F-1

Cover Page

1. We note your disclosure that the last reported sale price of your ordinary shares on SIX was CHF 1.51 per share, equivalent to $ 1.47 per share or $__ per ADS. You may use the most recent home market trading price, converted to U.S. dollars at the most recent exchange rate, assuming the U.S. IPO price will be substantially similar to the home market trading price. If you expect that the U.S. IPO price will not be substantially similar to the home market trading price, please disclose on the prospectus cover page a bona fide price range of the offered securities. If you intend to price the securities based on the
       SIX market price, you may disclose a percentage range based on that price (for example,
 Tim Dyer
FirstName LastNameTim Dyer
Addex Therapeutics Ltd.
Comapany NameAddex Therapeutics Ltd.
October 23, 2019
October 23, 2019 Page 2
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FirstName LastName
         10% of the home market price) within which you intend to price the securities. See Item
         501(b)(3) of Regulation S-K.
Prospectus Summary, page 1

2. The prospectus summary should include a balanced presentation of your business, including your competitive position in the industry. Given the current state of development of your product candidates, it does not appear that you have a basis for your statement that you have a "leading position in allosteric modulation" and other similar statements of leadership throughout the prospectus. Please revise. Also balance your summary by providing equally prominent disclosure about the competitive and regulatory challenges you face.
3. Please revise your statements here and elsewhere in the prospectus that certain of your product candidates are potentially "first-in-class" and "best-in-class." These statements imply an expectation of regulatory approval and are inappropriate given the length of time and uncertainty with respect to securing marketing approval.
Product Pipeline, page 2

4. Your pipeline appears to include every in-house development program as well as certain programs that are licensed to other entities for development. Please revise the table to include only those programs that are material to the company. If you believe that every program listed is material, please provide us with an analysis explaining your belief. In particular, to the extent that your programs in the lead optimization stage are material to the company, please discuss this in your analysis. Please also revise to limit your pipeline table to product candidates in which you have a role in developing or commercializing.
5. We note several references to statistically significant results here and elsewhere in the prospectus. Please explain whether statistical significance is relevant to the evidentiary standards for drug approval in the jurisdictions where you seek approval of your product candidates.
6. We note your disclosure that Janssen has announced that ADX71149 demonstrated synergistic efficacy with levetiracetam in preclinical models of epilepsy. Please explain what is meant by "synergistic efficacy." We also note your statements on page 73 that your GABAB PAM drug candidates have demonstrated "excellent preclinical efficacy"
         and have also "proven efficacy." Efficacy is a determination that is solely within the authority of the FDA or similar foreign regulators. You may present clinical trial end points and objective data resulting from trials without concluding efficacy. Please revise these statements.
Implications of Being an Emerging Growth Company and a Foreign Private Issuer, page 6

7. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
 Tim Dyer
FirstName LastNameTim Dyer
Addex Therapeutics Ltd.
Comapany NameAddex Therapeutics Ltd.
October 23, 2019
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FirstName LastName
         present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.
Business, page 53

8. We note your disclosure in this section that your Phase 2a proof of concept clinical trial of dipraglurant in PD-LID "illustrated safety" and that dipraglurant exhibited an "acceptable safety profile" in a clinical trial. Safety is a determination that is solely within the authority of the FDA or similar foreign regulators. You may state that your product candidates have been well tolerated if true. Please revise such statements.
Our Product Candidates
Dipraglurant, page 61

9. Please explain what you mean by your registration clinical trial for dipraglurant will be
         "fully powered."
10. Please disclose the source for the information regarding levodopa in Figure 1 on page 62.
Outcome Measures, page 64

11.      Please disclose what ECG stands for in this section.
12. Please expand to provide the basis for the statement following Figure 5 that a 30%
         reversal in peak mAIMS scores is acknowledged as being clinically meaningful.
Safety and Tolerability Data, page 67

13. Please revise to make clear that all treatment-emergent serious adverse events have been disclosed, and expand your disclosure as necessary.
UDysRS, the Primary Endpoint, page 70

14. We note your disclosure that the "the objective assessment by the rater included in the
         UDysRS, should favor dipraglurant in study 301." Please revise this statement to remove any implication that you will achieve favorable results.
mGlu2 NAM for the treatment of mild cognitive impairment, page 75

15. We note your statement that you believe you are developing "the most advanced subtype selective mGlu2 NAM." Please delete this statement given the early stage of development of this candidate.
Material agreements, page 77

16. For both material agreements discussed in this section, please disclose the duration of the agreement, the royalty term and the termination provisions.
 Tim Dyer
FirstName LastNameTim Dyer
Addex Therapeutics Ltd.
Comapany NameAddex Therapeutics Ltd.
October 23, 2019
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Intellectual Property
Patents and Proprietary Rights, page 78

17. For each patent family, please disclose the applicable jurisdictions for your granted patents to the extent that you have not already done so.
Principal Holders, page 101

18. Please revise your disclosure to identify the natural person or persons who have voting and investment control of the shares held by Addex Pharma SA, Growth Equity
         Opportunities Fund IV, LLC, New Leaf Biopharma Opportunities I, L.P. and CS (CH)
         Small Cap Switzerland Equity Fund.
Financial Statements
Notes to Financial Statements
13. Revenue from contract with customer
License & research agreement with Indivior PLC, page F-30

19. You concluded that "The contract contained two distinct performance obligations, the provision of a license to intellectual property (IP) and the provision of research services to discover novel GABAB PAM compounds" and the full upfront payment of CHF 5 million was allocated to the right-of-use license of intellectual property based on the stand-alone selling price and was recorded when the right to use the IP was transferred in January
         2018. Please explain to us how you considered that because it appears Indivior cannot benefit from the license without the research services, you did not conclude that the license and the research services are not capable of being distinct, and the promises should be accounted for as a combined performance obligation. Our understanding is that
         Indivior has not selected drug candidates yet.
General

20. Please provide us proofs of all graphics, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus.
         Please note that we may have comments regarding this material.
        You may contact Vanessa Robertson at 202-551-3649 or Lisa Vanjoske at 202-551-3614
if you have questions regarding comments on the financial statements and related matters. Please contact Ada D. Sarmento at 202-551-3798 or Mary Beth Breslin at 202-551-
3625 with any other questions.
 Tim Dyer
Addex Therapeutics Ltd.
October 23, 2019
Page 5

                                       Sincerely,
FirstName LastNameTim Dyer
                                       Division of Corporation Finance
Comapany NameAddex Therapeutics Ltd.
                                       Office of Life Sciences
October 23, 2019 Page 5
cc:       Joshua A. Kaufman, Esq.
FirstName LastName